EXHIBIT 99.7
CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ENACTED PURSUANT TO
SECTION 906 OF THE U.S. SARBANES-OXLEY ACT OF 2002
Silvercorp Metals Inc. (the “Company”) is filing with the U.S. Securities and Exchange Commission on the date hereof, its amendment to annual report on Form 40-F/A for the fiscal year ended March 31, 2009 (the “Report”).
I, Maria Tang, Interim Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as enacted pursuant to section 906 of the U.S. Sarbanes-Oxley Act of 2002, that:
(i)	the Report fully complies with the requirements of section 13(a) or 15(d) of the U.S. Securities Exchange Act of 1934; and

(ii)	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Maria Tang
Name: Maria Tang
Title: Interim Chief Financial Officer
Date: June 12, 2009